                                                                   EXHIBIT 99.01

                                  RISK FACTORS


CHANGES IN OUTSOURCING TRENDS IN THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES COULD ADVERSELY AFFECT OUR OPERATING RESULTS

         Economic factors and industry trends that affect our primary customers, pharmaceutical and biotechnology companies, also affect our business. For example, the practice of many companies in these industries has been to hire outside organizations like us to conduct large clinical research and sales and marketing projects. This practice has grown substantially in the 1990s, and we have benefited from this trend. If this trend were to change and companies in these industries reduced their tendency to outsource those projects, our operations and financial condition could be materially and adversely affected. In addition, numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. If future regulatory cost containment efforts limit the profits which can be derived on new drugs, our customers may reduce their research and development spending which could reduce the business they outsource to us. We cannot predict the likelihood of any of these events or the effects they would have on our business, results of operations or financial condition.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE PMSI AND ENVOY INTO OUR BUSINESS

         We may not achieve the intended benefits of the mergers with PMSI and ENVOY if we are unable to integrate these businesses with our own successfully. We could encounter a number of difficulties as a result of the mergers, such as:

         -        retaining PMSI's and ENVOY's customers;

         - maintaining and increasing PMSI's and ENVOY's competitive presence in the healthcare industry;

         - continuing to operate PMSI's and ENVOY's businesses efficiently; or

         -        retaining key PMSI and ENVOY employees.

         For example, if either acquired company's current customers are uncertain about our commitment to support their existing products and services, they could cancel or refuse to renew current contracts. In addition, the combined company may be unsuccessful in expanding or retaining its competitive position in the healthcare industry as a result of factors such as its inability to properly market either acquired company's services and products. Furthermore, the successful integration of PMSI and ENVOY depends on the contribution of certain key PMSI and ENVOY employees. The loss of any key personnel could result in less efficient business operations for the combined company and could seriously harm its business.

IF COMPANIES WE ACQUIRE DO NOT PERFORM AS EXPECTED OR IF WE ARE UNABLE TO MAKE STRATEGIC ACQUISITIONS, OUR BUSINESS COULD BE ADVERSELY AFFECTED

         A key element of our growth strategy depends on our ability to complete acquisitions that complement or expand our business and successfully integrate the acquired companies into our operations. If we are unable to successfully execute our acquisition strategy, there could be a material adverse effect on our business, results of operations and financial condition. In the past, some of our acquisitions performed below our expectations in the short term, but we experienced no impact to our expectations for our overall results, due in part to the size of such acquisitions and the performance of other areas of our business. In the future, if we are unable to operate the business of an acquired company so that our results meet our expectations, those results could have a negative impact on our results as a whole. The risk that our results may be affected if we are unable to successfully operate the businesses we acquire may increase in proportion with (1) the size of the businesses we acquire, (2) the lines of business we acquire and (3) the number of acquisitions we complete in any given time period.

         In 1998, we completed 11 acquisitions. As of March 31, 1999, we have completed another four acquisitions, including PMSI and ENVOY. The PMSI and ENVOY acquisitions have expanded our lines of business and thus involve new risks. ENVOY is the largest acquisition we have completed to date, and PMSI is one of the largest we have ever completed. If either of these acquisitions fails to meet our performance expectations, our results of operation and financial condition could be materially adversely affected. In addition, we are currently reviewing many acquisition candidates and continually evaluating and competing for new acquisition opportunities. Other risk factors we face as a result of our aggressive acquisition strategy include the following:

         - the ability to achieve anticipated synergies from combined operations;

         - integrating the operations and personnel of acquired companies, especially those in lines of business that differ from our current lines of business;

         - the ability of acquired companies to meet anticipated revenue and net income targets;

         -        potential loss of the acquired companies' key employees;

         - the possibility that we may be adversely affected by risk factors present at the acquired companies, including Year 2000 risks;

         - potential losses resulting from undiscovered liabilities of acquired companies that are not covered by the indemnification we may obtain from the sellers;

         - the ability to expand the data analyses portion of ENVOY's business;

         - risks of assimilating differences in foreign business practices and overcoming language barriers (for acquisitions of foreign companies); and

         - risks experienced by companies in general that are involved in acquisitions.

         Due to these risks, we may not be able to successfully execute our acquisition strategy.

IF WE ARE UNABLE TO SUCCESSFULLY DEVELOP AND MARKET POTENTIAL NEW SERVICES, OUR GROWTH COULD BE ADVERSELY AFFECTED

         Another key element of our growth strategy is the successful development and marketing of new services which complement or expand our existing business. If we are unable to succeed in (1) developing new services and (2) attracting a customer base for those newly developed services, we will not be able to implement this element of our growth strategy, and our future business, results of operations and financial condition could be adversely affected.

         For example, as a result of our acquisition of ENVOY, we are considering expanding our pharmaceutical and healthcare information and market research services. Providers of these services manipulate healthcare information to analyze aspects of current healthcare products and procedures for use in producing new products and services or in analyzing sales and marketing of existing products. These types of services are also known as data mining. We believe that the healthcare information ENVOY processes in its current business could be utilized to create new data mining services. In addition to the other difficulties associated with the development of any new service, our ability to develop this line of service may be limited further by contractual provisions limiting our use of the healthcare information or the legal rights of others that may prevent or impair our use of the healthcare information. Due to these and other limitations, we cannot assure you that we will be able to develop this type of service successfully. Our inability to develop new products or services or any delay in the development of them may adversely affect our ability to realize some of the synergies we anticipate from the acquisition of ENVOY.

OUR RESULTS COULD BE ADVERSELY AFFECTED BY THE POTENTIAL LOSS OR DELAY OF OUR LARGE CONTRACTS

         Most of our customers can terminate our contracts upon 15-90 days notice. In the event of termination, our contracts often provide for fees for winding down the project. Still, the loss or delay of a large contract or the loss or delay of multiple contracts could adversely affect our future net revenue and profitability.

OUR BACKLOG MAY NOT BE INDICATIVE OF FUTURE RESULTS

         We report backlog based on anticipated net revenue from uncompleted projects that a customer has authorized. We cannot assure you that the backlog we have reported will be indicative of our future results. A number of factors may affect our backlog, including:

         - the variable size and duration of projects (some are performed over several years);

         -        the loss or delay of projects; and

         -        a change in the scope of work during the course of a project.

WE FACE RISKS CONCERNING THE YEAR 2000 ISSUE

         If We or Our Vendors Do Not Adequately Prepare for the Year 2000 Issue, Our Operations Could Be Disrupted

         We have established a Year 2000 Program to address the Year 2000 issue, which results from computer processors and software failing to process date values correctly, potentially causing system failures or data corruption. The Year 2000 issue could cause disruptions of our operations, including, among other things, a temporary inability to process information such as real-time transaction processing for pharmacies and other healthcare providers and payors; receive information, services or products from third parties; interface with customers in the performance of contracts; or operate or communicate in some or all of the regions in which we do business. Our computing infrastructure is based on industry standard systems. The scope of our Year 2000 Program includes unique software systems and tools in each of our service groups, especially our product development group, embedded systems in our laboratory and manufacturing operations, mainframe systems in our QUINTERNET(TM) informatics service group, facilities such as elevators and fire alarms in over 70 offices (which also involve embedded technology) and numerous supplier and other business relationships. We have identified critical systems within each service group and are devoting our resources to address these items first.

         Our Year 2000 Program is directed by the Year 2000 Executive Steering Team, which is comprised of our Chief Information Officer and representatives from regional business units, together with legal, quality assurance and information technology personnel. We have established a Year 2000 Program Management Office, staffed by consultants and internal staff, which develops procedures and instructions at a centralized level and oversees performance of the projects that make up the program. Project teams organized by service group and geographic region are responsible for implementation of the individual projects.

         The framework for our Year 2000 Program prescribes broad inventory, assessment and planning phases which generally guide its projects. Each project generally includes launch, analysis, remediation, testing and deployment phases. We are in the process of assessing those systems, facilities and business relationships which we believe may be vulnerable to the Year 2000 issue and which we believe could impact our operations. Although we cannot control whether and how third parties will address the Year 2000 issue, our assessment also will include a limited evaluation of certain services on which we are substantially dependent, and we plan to develop contingency plans for possible deficiencies in those services. For example, we believe that among our most significant third party service providers are physician investigators who participate in clinical studies conducted through our contract research services and external organizations (such as pharmacies, insurance providers and medical offices) linked to the QUINTERNET(TM) informatics services; consequently, we are developing a specialized process to assess and address Year 2000 issues arising from these relationships. We do not plan to assess how our customers, such as pharmaceutical and large biotechnology companies, are dealing with the Year 2000 issue.

         As we complete the assessment of our systems, we are developing plans to renovate, replace or retire them, as appropriate, if they are affected by the Year 2000 issue. Such plans generally include testing of new or renovated systems upon completion of the remedial actions. We will utilize both internal and external resources to implement these plans. We addressed most systems relating to our healthcare consulting services in 1998, with completion expected in the first half of 1999. We also addressed most of our commercialization systems in 1998, and expect to have substantially completed this program during mid-1999. Our product development services utilize numerous systems, which we must address individually on disparate schedules, depending on the magnitude and complexity of the particular system. We anticipate that remediation or replacement of these systems will be substantially complete by mid-1999, with migration occurring primarily in the second half of 1999. We have evaluated the state of readiness of our recent acquisitions, including ENVOY and PMSI, which form the core of our informatics services, and have integrated these acquisitions into our Year 2000 Program. Our informatics services utilize real-time and batch systems linked to external organizations, and PC-based audit and syndicated data systems. We anticipate that the remediation and testing of these systems will be substantially complete by mid-1999, and that testing with external organizations will occur primarily in the second half of 1999. We expect to complete the core components of our Year 2000 Program before there is a significant risk that internal Year 2000 problems will have a material impact on our operations.

         If Our Costs of Addressing the Year 2000 Issue Exceed Our Estimates, Our Net Income Could Be Adversely Affected

         We estimate that the aggregate costs of our Year 2000 Program, including recent acquisitions, will be approximately $20.7 million, including costs already incurred. A significant portion of these costs, approximately $8.1 million, are not likely to be incremental costs, but rather will represent the redeployment of existing resources. This reallocation of resources is not expected to have a significant impact on our day-to-day operations. We incurred total Year 2000 Program costs of $8.6 million through March 31, 1999, of which approximately $6.4 million represented incremental expense. Our estimates regarding the cost, timing and impact of addressing the Year 2000 issue are based on numerous assumptions of future events, including the continued availability of certain resources, our ability to meet deadlines and the cooperation of third parties. We cannot assure you that our assumptions will be correct and that these estimates will be achieved. Actual results could differ materially from our expectations as a result of numerous factors, including the availability and cost of personnel trained in this area, unforeseen circumstances that would cause us to allocate our resources elsewhere and similar uncertainties.

         Our Business Could Be Adversely Affected if Year 2000 Issues Are Not Adequately Addressed In Other Parts of the World or by Companies With Which We Do Business

         We face both internal and external risks from the Year 2000 issue. If realized, these risks could have a material adverse effect on our business, results of operations or financial condition. Our primary internal risk is that our systems will not be Year 2000 compliant on time. The magnitude of this risk depends on our ability to achieve compliance of both internally and externally developed systems or to migrate to alternate systems in a timely fashion. The decentralized nature of our business may compound this risk if we are unable to coordinate efforts across our global operations on a timely basis. We believe that our Year 2000 Program will successfully address these risks; however, we cannot assure you that this program will be completed in a timely manner. Notwithstanding our Year 2000 Program, we also face external risks that may be beyond our control. Our international operations and our relationships with foreign third parties create additional risks for us, as many countries outside the United States have been less attuned to the Year 2000 issue. These risks include the possibility that infrastructural systems, such as electricity, water, natural gas or telephone, will fail in some or all of the regions in which we operate, as well as the danger that the internal systems of our foreign suppliers, service providers and customers will fail. Our business also requires considerable travel, and our ability to perform services under our customer contracts could be negatively affected if air travel is disrupted by the Year 2000 issue.

         In addition, our business depends heavily on the healthcare industry, including third party physician investigators, pharmacies, insurance providers and medical offices. The healthcare industry, and physicians' groups in particular, to date may not have focused on the Year 2000 issue to the same degree as some other industries, especially outside of major metropolitan centers. As a result, we face increased risk that our physician investigators will be unable to provide us with the data that we need to perform under our contracts on time, if at all. Thus, the clinical study involved could be slowed or brought to a halt. The failure due to a Year 2000 issue of an external organization on whose services Quintiles relies significantly could also adversely impact the Company's ability to process transactions in its informatics services. Also, the failure of our customers to address the Year 2000 issue could negatively impact their ability to utilize our services. While we intend to develop contingency plans to address certain of these risks, we cannot assure you that any developed plans will sufficiently insulate us from the effects of these risks. Any disruptions resulting from the realization of these risks would affect our ability to perform our services. If we are unable to receive or process information, or if third parties are unable to provide information or services to us, we may not be able to meet milestones or obligations under our customer contracts, which could have a material adverse effect on our business, results of operations and financial condition.

         We are in the process of developing business continuity plans for each service area. These plans will primarily be developed in the second half of 1999.

IF WE LOSE THE SERVICES OF DENNIS GILLINGS OR OTHER KEY PERSONNEL, OUR BUSINESS COULD BE ADVERSELY AFFECTED

         Our success substantially depends on the performance, contributions and expertise of our senior management team, led by Dennis B. Gillings, Ph.D., our Chairman of the Board of Directors and Chief Executive Officer. We maintain key man life insurance on Dr. Gillings in the amount of $3 million. Our performance also depends on our ability to attract and retain qualified management and professional, scientific and technical operating staff, as well as our ability to recruit qualified representatives for our contract sales services. The departure of Dr. Gillings, or any key executive, or our inability to continue to attract and retain qualified personnel could have a material adverse effect on our business, results of operations or financial condition.

OUR PRODUCT DEVELOPMENT SERVICES CREATE A RISK OF LIABILITY FROM CLINICAL TRIAL PARTICIPANTS

         We contract with physicians to serve as investigators in conducting clinical trials to test new drugs on human volunteers. Such testing creates risk of liability for personal injury to or death of volunteers, particularly to volunteers with life-threatening illnesses, resulting from adverse reactions to the drugs administered during testing. It is possible third parties could claim that we should be held liable for losses arising from any professional malpractice of the investigators with whom we contract or in the event of personal injury to or death of persons participating in clinical trials. We do not believe we are legally accountable for the medical care rendered by third party investigators, and we would vigorously defend any such claims. Nonetheless, it is possible we could be found liable for those types of losses.

         In addition to supervising such tests, we also own a number of labs where Phase I clinical trials are conducted. Phase I clinical trials involve testing a new drug on a limited number of healthy individuals, typically 20 to 80 persons, to determine the drug's basic safety. We also could be liable for the general risks associated with ownership of such a facility. These risks include, but are not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of Phase I medical care providers.

RELAXATION OF GOVERNMENT REGULATION COULD DECREASE THE NEED FOR THE SERVICES WE PROVIDE

         Governmental agencies throughout the world, but particularly in the United States, highly regulate the drug development/approval process. A large part of our business involves helping pharmaceutical and biotechnology companies through the regulatory drug approval process. Any relaxation in regulatory approval standards could eliminate or substantially reduce the need for our services, and, as a result our business, results of operations and financial condition could be materially adversely affected. Potential regulatory changes under consideration in the United States and elsewhere include mandatory substitution of generic drugs for patented drugs, relaxation in the scope of regulatory requirements or the introduction of simplified drug approval procedures. These and other changes in regulation could have an impact on the business opportunities available to us.

FAILURE TO COMPLY WITH EXISTING REGULATIONS COULD RESULT IN A LOSS OF REVENUE

         Any failure on our part to comply with applicable regulations could result in the termination of ongoing clinical research or sales and marketing projects or the disqualification of data for submission to regulatory authorities, either of which could have a material adverse effect on us. For example, if we were to fail to verify that informed consent is obtained from patient participants in connection with a particular clinical trial, the data collected from that trial could be disqualified, and we could be required to redo the trial under the terms of our contract at no further cost to our customer, but at substantial cost to us.

PROPOSED REGULATIONS MAY INCREASE THE COST OF OUR BUSINESS OR LIMIT OUR SERVICE OFFERINGS

         Certain of our current services relate to the diagnosis and treatment of disease. The confidentiality of patient-specific information and the circumstances under which such patient-specific records may be released for inclusion in our databases or used in other aspects of our business, are subject to substantial government regulation. Additional legislation governing the possession, use and dissemination of medical record information has been proposed at both the state and federal levels. This legislation may (1) require us to implement security measures that may require substantial expenditures or
(2) limit our ability to offer some of our products and services. These and other changes in regulation could limit our ability to offer some of our products or have an impact on the business opportunities available to us.

EXCHANGE RATE FLUCTUATIONS MAY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         We derive a large portion of our net revenue from international operations; for example, we derived approximately 51.0% of our 1998 net revenue from outside the United States. Our financial statements are denominated in U.S. dollars; thus, factors associated with international operations, including changes in foreign currency exchange rates could significantly affect our results of operations and financial condition. Exchange rate fluctuations between local currencies and the U.S. dollar create risk in several ways, including:

         - Foreign Currency Translation Risk. The revenue and expenses of our foreign operations are generally denominated in local currencies.

         - Foreign Currency Transaction Risk. Our service contracts may be denominated in a currency other than the currency in which we incur expenses related to such contracts.

         We try to limit these risks through exchange rate fluctuation provisions stated in our service contracts, or we may hedge our transaction risk with foreign currency exchange contracts or options. Despite these efforts, we may still experience fluctuations in financial results from our operations outside the United States, and we cannot assure you that we will be able to favorably reduce our currency transaction risk associated with our service contracts.

         On January 1, 1999, a new currency, the euro, became the legal currency for 11 of the 15 member countries of the European Economic Community. Between January 1, 1999 and January 1, 2002, governments, companies and individuals may conduct business in these countries in both the euro and existing national currencies. On January 1, 2002, the euro will become the sole currency in these countries. We are evaluating the impact conversion to the euro will have on our business. In particular we are reviewing (1) whether we may have to change the prices of our services in the different countries because they will now be denominated in the same currency in each country and (2) whether we will have to change the terms of any financial instruments in connection with our hedging activities described above. Based on current information and our initial evaluation, we do not expect the cost of any necessary corrective action to seriously harm our business. However, we will continue to evaluate the impact of these and other possible effects of the conversion to the euro on our business. We cannot assure you that the costs associated with the conversion to the euro will not in the future seriously harm our business, results of operations or financial condition.

INDUSTRY REGULATION MAY RESTRICT OUR ABILITY TO DISSEMINATE
PHARMACEUTICAL DATA

         As described above, the pharmaceutical industry is subject to extensive regulations, including limitations on the prices drug companies may charge. Such regulations may cause our pharmaceutical company clients to revise or reduce their marketing programs. In addition, we are directly subject to certain restrictions on the collection and use of data. While we do not believe that any such current legislation will have a material adverse effect on our operations, we cannot assure you that future legislation or regulations will not directly or indirectly restrict the dissemination of the type of information we gather and therefore materially adversely affect our operations.

ENVOY MAY BE ADVERSELY AFFECTED BY CUSTOMER CONCENTRATION

         ENVOY has one customer, Aetna U.S. Healthcare, Inc. ("AUSHC"), that accounted for 17% of its 1998 revenues and 12% of its 1997 revenues. ENVOY and AUSHC entered into a ten-year services agreement that requires AUSHC to use ENVOY as its single source clearinghouse and EDI network for all of AUSHC's electronic healthcare transactions. The fees under the AUSHC services agreement have been negotiated for the first three years. The AUSHC services agreement also requires ENVOY to maintain minimum transaction volumes and services levels and to perform marketing services that are designed to encourage AUSHC providers to use ENVOY's services. If either ENVOY or AUSHC fail to comply with a material term of the services agreement, the other party can terminate the services agreement upon 180 days' notice. ENVOY believes that it is currently complying with all material terms of the AUSHC services agreement.

         ENVOY receives medical EDI transactions from practice management system vendors and other claims clearinghouses. These vendors and claims clearinghouses collect transactions from healthcare providers and send ENVOY these transactions to complete the processing of the transactions with the payors. ENVOY receives revenue from the payors for processing these transactions and, in turn, pays rebates to exclusive and preferred vendors based on the volume of transactions delivered to ENVOY. If consolidation in the healthcare industry results in fewer vendors and clearinghouses that gather medical EDI transactions from healthcare providers, then ENVOY's medical EDI business will be more dependent on a smaller number of vendors and clearinghouses.

         To illustrate the foregoing risk, ENVOY currently processes batch transactions for Medic Computer Systems, a practice management system vendor. ENVOY and Medic have an exclusive relationship for processing these transactions through June 1999. ENVOY's revenues for such processing represented 3.5% of ENVOY's revenues for the year ended December 31, 1998. Medic recently announced that it has entered into a processing and development agreement with one of ENVOY's competitors. Subsequently, both ENVOY and Medic have alleged that the other party has breached the parties' current agreement, and a lawsuit is pending to resolve the parties' allegations. If ENVOY is not able to resolve the parties' allegations and maintain a relationship with Medic, or other companies like Medic, its business may be adversely affected.

         As another illustration, before NEIC was acquired by ENVOY, it generated most of our revenues from five insurance companies who were shareholders of NEIC. These insurance companies have continued to use NEIC's services following ENVOY's acquisition of NEIC, but they are not required to continue to use NEIC's services in the future. If one or more of the insurance companies decreases or ceases its use of NEIC's services, then ENVOY's business could be adversely affected.

ENVOY RELIES ON SPECIFIC DATA CENTERS

         ENVOY relies on its host computer system to perform real-time EDI transaction processing. This host computer system is contained in a single data facility. The host computer system does not have a remote backup data center. Although the host computer system is insured, if there is a fire or other disaster at the data facility, ENVOY's business could be materially adversely affected.

         ENVOY also relies on a data center operated by a third party to perform many of its other healthcare EDI transaction processing services. The facility is located in Tampa, Florida and is operated by GTE Data Services Incorporated, with whom ENVOY has contracted for such processing services. ENVOY relies primarily on this facility to process its batch claims and other medical EDI transaction sets. ENVOY's contract with GTE requires GTE to maintain continuous processing capability and a "hot site" disaster recovery system. This contract expires in December 2003. If the GTE facility's services are disrupted or delayed, ENVOY's business could be materially adversely affected.

ENVOY CANNOT PREDICT THE NEED FOR INDEPENDENT HEALTHCARE EDI PROCESSING

         ENVOY's business strategy anticipates that providers of healthcare services and payors will increase their use of electronic processing of healthcare transactions in the future. The development of the business of electronically transmitting healthcare transactions is affected, and somewhat hindered, by the complex nature and types of transactions that must be processed. Furthermore, while the wide variety of processing forms used by different payors has fostered the need for healthcare EDI and transaction processing clearinghouses such as ENVOY to date, if such forms become standardized, through consolidation of payors or otherwise, then the need for independent third party healthcare EDI processing could become less prevalent. We cannot assure you that the electronic processing of healthcare transactions will increase or that ENVOY's business will grow.

ENVOY FACES A VARIETY OF COMPETITORS

         ENVOY faces different types of competition in the healthcare EDI and transaction processing business. Some of its competitors are similarly specialized, such as former regional partners of ENVOY that have direct provider relationships, and others are involved in more highly developed areas of the business. In addition, some vendors of provider information management systems include or may include, in their offered products, their own electronic transaction processing systems. If electronic transaction processing becomes the standard method of processing healthcare claims and information, other companies with significant capital resources could enter the industry. Competition from any or all of these sources could force ENVOY to reduce, or even eliminate, per transaction fees, which could adversely affect its business.

DIRECT LINKS MAY BYPASS NEED FOR ENVOY'S SERVICES

         Some third party payors provide electronic data transmission systems to healthcare providers, thereby directly linking the payor to the provider. Such direct links bypass third party processors such as ENVOY. An increase in the use of direct links between payors and providers would materially adversely affect ENVOY's business.

ENVOY FACES AN UNCERTAIN REGULATORY ENVIRONMENT

         The operations of companies in the healthcare industry are affected by changes in political, economic and regulatory influences. Federal and state legislatures periodically consider legislation that would change the federal and state healthcare programs. Such legislation may include increased government involvement in healthcare, lower reimbursement rates, or other changes. The uncertainty surrounding these proposed or actual changes could cause companies in the healthcare industry to curtail or defer investments in ENVOY's services and products.

CONSOLIDATION IN THE HEALTHCARE INDUSTRY MAY ADVERSELY AFFECT ENVOY'S BUSINESS

         Many healthcare providers and payors are consolidating to create larger healthcare organizations. This consolidation reduces the number of potential customers for ENVOY's services, and the increased bargaining power of these organizations could lead to reductions in the amounts paid for ENVOY's services. Industry developments are increasing the amount of capitation-based care and reducing the need for providers to make claims or reimbursements for products or services. Payors and other healthcare information companies, such as billing services and practice management vendors, which currently utilize ENVOY's services, have developed or acquired transaction processing and networking capabilities and may cease utilizing ENVOY's services in the future. The impact of these developments in the healthcare EDI and transaction processing industry is difficult to predict and could materially adversely affect ENVOY's business.

NEW HEALTHCARE LEGISLATION COULD RESTRICT ENVOY'S BUSINESS

         The Health Insurance Portability and Accountability Act of 1996 requires the use of standard transactions, standard identifiers, security and other administrative simplification provisions and instructs the Secretary of Health and Human Services to promulgate regulations regarding these standards. The Act also requires the Secretary of Health and Human Services to develop recommendations regarding the privacy of individually identifiable health information. On September 11, 1997, the Secretary presented her recommendations, which, among other things, advise that patient information should not be disclosed except when authorized by the patient. This Act further establishes an August 1999 deadline for Congress to enact privacy legislation. If Congress does not meet this deadline, the Secretary is directed to issue regulations setting privacy standards to protect health information that is transmitted electronically. Such changes could occur as early as the year 2000, and their impact cannot be predicted. Such legislation or regulations could materially affect ENVOY's business. This Act also specifically names clearinghouses as the compliance facilitators for providers and payors, and permits clearinghouses to convert non-standard transactions to standard transactions on behalf of their clients. ENVOY is preparing to comply with the mandated standards within three to six months after they are published. Whether ENVOY is successful in complying with these standards may depend on whether providers, payors and others are also successful in complying with the standards.

         In addition, broad-based health information privacy legislation restricting third party processors from using, transmitting or disclosing certain patient data without specific patient consent has recently been introduced in the United States Congress. If this legislation is adopted, it could prevent third party processors from using, transmitting or disclosing certain treatment and clinical data. It is difficult to predict the impact of the legislation described above, but such legislation could materially adversely affect ENVOY's business.

ENVOY FACES EVOLVING INDUSTRY STANDARDS AND RAPID TECHNOLOGICAL CHANGES

         The market for ENVOY's business is characterized by rapidly changing technology, evolving industry standards and frequent introduction of new and enhanced products and services. To succeed, ENVOY must continue to:

         -        enhance its existing products and services;

         - introduce new products and services on a timely and cost-effective basis to meet evolving customer requirements;

         -        achieve market acceptance for new products and services; and

         - respond to emerging industry standards and other technological changes.

PROTECTING ENVOY'S TECHNOLOGY IS IMPORTANT TO ITS SUCCESS

         ENVOY believes that its technology is important to its success and competitive position. Accordingly, ENVOY has devoted substantial resources to the establishment and protection of the intellectual property rights associated with its technology. These actions, however, may be inadequate to prevent a third party from imitating or using ENVOY's technology or asserting certain rights in ENVOY's technology and intellectual property rights. Additionally, ENVOY's competitors may independently develop technologies that are substantially equivalent or superior to ENVOY's technology. Although ENVOY is currently not aware of any pending or threatened infringement claims, a third party also may claim that ENVOY's products and services are infringing on its intellectual property rights. Such claims could require ENVOY to enter into license arrangements in order to use such products and services. ENVOY may not be able to obtain such licenses.

         Furthermore, litigation may be necessary to enforce or defend ENVOY's intellectual property rights or defend against any infringement claims. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on ENVOY's business and financial results.

ENVOY INCREASINGLY DEPENDS ON MEDICAL EDI AND PATIENT STATEMENT TRANSACTION REVENUES

         ENVOY's medical EDI and patient statement transaction revenues constituted approximately 75% of ENVOY's total revenues in 1998. Although pharmacy EDI transactions currently represent a majority of ENVOY's total transactions, pharmacy EDI revenue constituted less than 15% of ENVOY's total revenues in 1998 as a result of lower per transaction prices on pharmacy transactions. In 1998, the number of transactions processed in ENVOY's pharmacy EDI business grew at approximately half the rate experienced in ENVOY's other businesses. Because of the significant penetration and lower per transaction prices already existing in the more mature pharmacy EDI sector, ENVOY believes that the percentage of total revenue contributed by its pharmacy EDI business as presently conducted will continue to decrease. Accordingly, ENVOY will have an increasing dependence on medical EDI and patient statement transaction revenues. Any decline in growth rates associated with these businesses could have a material adverse effect on ENVOY's business and financial results.

ENVOY FACES RISKS CONCERNING UNAUTHORIZED ACCESS TO DATA CENTERS

         Unauthorized access to ENVOY's data centers and misappropriation of ENVOY's proprietary information could have a material adverse effect on ENVOY's business and financial results. While ENVOY believes its current security measures and the security measures used by third parties for whom ENVOY processes or transmits healthcare information are adequate, such unauthorized access or misappropriation could occur.